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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2019 (MM/DD/YY) AND ENDING 6/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntwicke Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Park Street
(No. and Street)

Topsfield	MA	01983
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Woodland 978-887-5981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – *if individual, state last, first, middle name*)

11 Vanderbilt Ave. Ste 220	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Woodland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntwicke Securities LLC, as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FERNANDO GARCIA
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 08/23/2024

Signature

MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTWICKE SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2020

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of Huntwicke Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huntwicke Securities LLC as of June 30, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huntwicke Securities LLC as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huntwicke Securities LLC's management. Our responsibility is to express an opinion on Huntwicke Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huntwicke Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Huntwicke Securities LLC's financial statements. The supplemental information is the responsibility of Huntwicke Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Huntwicke Securities LLC's auditor since 2009.

Norwood, Massachusetts

August 26, 2020

HUNTWICKE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2020

ASSETS

Cash	$ 54,833
Securities Owned:	
Non-Marketable securities, trading, at market value	24,600
Cash at broker	120,758
Recievables from others	365,000
Other assets	14,487
	$ 579,678

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions Payable	$ 328,500
Members' Equity	
Members' capital	253,578
Accumulated other comprehensive (loss)	(2,400)
	$ 579,678

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED June 30, 2020

Revenues:	
Private placement revenue	$ 1,637,379
Introduction fee revenue	758,798
Interest and dividends	1,652
Realized losses on investments	(12,510)
Expense reimbursment	11,391
	2,396,710
Expenses:	
Commission expense	2,057,811
Communications and data processing	5,113
Occupancy	21,000
Professional fees	42,800
Salaries and payroll taxes	18,085
Other expenses	16,955
	2,161,764
Net income	$ 234,946
Other Comprehensive Income (Loss)	
Unrealized holding loss on investments arising during the period	(2,400)
Other Comprehensive Income (Loss)	(2,400)
Total Comprehensive Income (Loss)	$ 232,546

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED June 30, 2020

	Accumulated Other Comprehensive Income	Members' Capital	Total
Balance at beginning of the year	$ -	$ 313,632	$ 313,632
Total Comprehensive income	(2,400)	234,946	232,546
Distributions	0	(295,000)	(295,000)
Balance at end of the year	$ (2,400)	$ 253,578	$ 251,178

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED June 30, 2020

Cash flows from operating activities:	
Total Comprehensive income	$ 232,546
Adjustments to reconcile net income to net cash from operating activities:	
Decrease (increase) in operating assets:	
Increase in receivable from others	(365,000)
Increase in other assets	(6,432)
Decrease in marketable securities	63,278
(Decrease) increase in operating liabilities:	
Increase in commissions payable	328,500
Decrease in due to affiliate	(1,507)
Net cash provided by operating activities	251,385
Cash flows used for financing activities:	
Capital withdrawals	(295,000)
Decrease in cash	(43,615)
Cash at beginning of the year	98,448
Cash at end of the year	$ 54,833

Supplemental cash flow disclosures:	
Interest payments	$ 0
Income tax payments	$ 0

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Marketable/Non-Marketable Securities

Marketable/Non-Marketable securities are valued at market value. Cost is determined on the on the specific identification method. At June 30, 2020, marketable securities classified as trading had gross unrealized losses of $2,400.

Income Taxes

The Company does not record a provision for income taxes because the sole member reports the LLC's income or loss on their income tax return. The financial statements reflect the LLC's transactions without adjustment, if any, required for income tax purposes.

Revenue Recognition

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company books revenue from private placement transactions on the date when the performance obligation is completed.

The Company books revenue from introduction transactions upon completion of a transaction between two introduced parties. The Company earns compensation only when the transaction is completed, and often is not aware of the timing of such transaction.

Receivables from non-customers

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020 the Company had net capital of $175,591 which was $153,691 in excess of its required net capital of $21,900. The Company's net capital ratio was 1.8708 to 1

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with related parties Huntwicke Capital Group and Huntwicke Financial, Inc. Expenses include all costs for which the Company derives a benefit including salaries, rent, telephone, copy services, etc. The Company reimbursed the related parties for those expenses. For the fiscal year these expenses totaled $27,656. At June 30, 2020, the Company owed $0.

The Company rents office space (included in the expense sharing agreement) from Huntwicke Financial, Inc., partially owned by the managing member, as a tenant at will.

The Company paid the related parties $21,000 for rent for the year ending June 30, 2020.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

The Company made distributions of $295,000 to Huntwicke Financial, Inc. for the fiscal year ending June 30, 2020.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company derived 60% of their revenue from two clients.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The company at June 30, 2020 has no unfulfilled contracts, commitments or contingencies

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 26, 2020, the date on which the financial statements were available to be issued.

HUNTWICKE SECURITIES LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2020

SCHEDULE I

HUNTWICKE SECURITIES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2020

Aggregate Indebtedness:		
Commissions Payable	$ 328,500	
	$ 328,500	
Net Capital:		
Members' capital		$ 251,178
Adjustments to net capital:		
Receivable from others		(365,000)
Receivable -offset		328,500
Non-Marketable securities, trading, at market value		(24,600)
Other assets		(14,487)
Net Capital, as defined		$ 175,591
AI Requirement		21,900
Minimum Requirement		5,000
Net capital requirement		21,900
Net capital in excess of requirement		$ 153,691
Ratio of aggregate indebtedness to net capital		1.8708 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 175,591
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 175,591

There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of June 30, 2020.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

HUNTWICKE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2020

Huntwicke Securities LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of Huntwicke Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Huntwicke Securities LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Huntwicke Securities LLC claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) (exemption provisions) and (2) Huntwicke Securities LLC stated that Huntwicke Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huntwicke Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huntwicke Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 26, 2020

Assertions Regarding Exemption Provisions

We, as members of management of Huntwicke Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2019 to June 30, 2020

Huntwicke Securities LLC

By:

Brian Woodland, President

8/5/2020

(Date)